BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

05 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

dlw 6/13

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 5 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 5 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 26 May 2006, Lehman Brothers International (Europe) have an interest in 36,983,475 ordinary shares of the Company, representing 3.42% of its issued share capital.

5 June 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

05 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 5 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 5 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 31 May 2006, the Credit Suisse companies detailed below, had an interest in 36,137,052 ordinary shares of the Company, representing 3.34% of its issued share capital.

Registered Holders	**No of Shares**
Credit Suisse Securities (Europe) Limited	28,539,750
Credit Suisse International	7,597,302
Total	**36,137,052**

5 June 2006

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUN 12 P 4: 20
OFFICE OF INTERNATION
CORPORATE FINANCE

BAA

05 June 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 5 June 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Document Vewing Facility – 5 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA PLC

2 June 2006

ANNUAL REPORT 2005/06
NOTICE OF 2006 AGM AND PROXY FORM

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831